Filed Pursuant to Rule 433

Registration No. 333-195373

September 8, 2014

Medium-Term Notes, Series W

$1,000,000,000 3.60% Subordinated Notes due September 11, 2024

Final Terms and Conditions

Issuer:	U.S. Bancorp
Note Type:	Subordinated Medium Term Notes
Ratings*:	A2 / A / A+ / AAL (Moody’s / S&P / Fitch / DBRS)
Principal Amount:	$1,000,000,000
Pricing Date:	September 8, 2014
Settlement Date:	September 11, 2014 (T+3)
Maturity Date:	September 11, 2024
Redemption Date:	August 11, 2024
Redemption Terms:

Redeemable in whole or in part on or after the Redemption Date at 100% of the principal amount of the notes (par), plus accrued and unpaid interest thereon to the date of redemption. U.S. Bancorp shall provide 10 to 60 calendar days’ notice of redemption to the registered holder of the note.

Subordination:

The payment of the principal and interest on the notes will be subordinate in right of payment to the prior payment in full of all of U.S. Bancorp’s senior indebtedness. In some cases of insolvency and in the event that the Board of Governors of the Federal Reserve System promulgates any rule that defines general creditors the main purpose of which is to establish criteria for determining whether the subordinated debt of a bank holding company is to be included in capital, payment of principal of and interest on the notes will also be subordinated in right of payment to the prior payment in full of all general obligations.

In addition, the notes may be fully subordinated to interests held by the U.S. government in the event of receivership, insolvency or similar proceedings, including a proceeding under the “orderly liquidation authority” provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

Coupon:	3.60%
Pricing Benchmark:	UST 2.375% due August 15, 2024
Benchmark Yield:	2.475%
Reoffer Spread:	+115 bps
Reoffer Yield:	3.625%
Price to Public:	99.792%
Gross Spread:	0.249%
All-In Price:	99.543%
Net Proceeds to Issuer:	$995,430,000
First Coupon Date:	March 11, 2015
Interest Payment Dates:	Semiannually, on the 11th of March and September
CUSIP:	91159HHK9
Joint Bookrunners:	Goldman, Sachs & Co.; Morgan Stanley & Co. LLC; U.S. Bancorp Investments, Inc.

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Conflicts of Interest.  The issuer’s affiliate U.S. Bancorp Investments, Inc. will be participating in sales of the notes.  As such, the offering is being conducted in compliance with the applicable requirements of FINRA Rule 5121.

Notice to Canadian Investors.  The notes are unsecured and are not and will not be savings accounts, deposits, obligations of, or otherwise guaranteed by, U.S. Bank National Association or any other bank.  The notes do not evidence deposits of U.S. Bank National Association or any other banking affiliate of the Issuer.  The notes are not insured by the Federal Deposit Insurance Corporation, the Canada Deposit Insurance Corporation or any other insurer or governmental agency or instrumentality.   U.S. Bancorp is not regulated as a financial institution in Canada.  However, U.S. Bank National Association’s Canada branch is listed on Schedule III to the Bank Act (Canada) and is subject to regulation by the Office of the Superintendent of Financial Institutions (Canada).  The notes may be sold only to purchasers purchasing as principal that are both “accredited investors” as defined in National Instrument 45-106 Prospectus and Registration Exemptions and “permitted clients” as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.  Any resale of the notes must be made in accordance with an exemption from the prospectus requirements and in compliance with the registration requirements of applicable securities laws.

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. at 1-866-471-2526, Morgan Stanley & Co. LLC  at 1-866-718-1649, or U.S. Bancorp Investments, Inc. at 1-877-558-2607.